Exhibit 17.1

John J. McDonnell, Jr.

October 12, 2006

To the Board of Directors of TNS, Inc.

11480 Commerce Park Drive

Suite 600

Reston, Virginia 20191

Attention: John V. Sponyoe, Chairman

Michael Q. Keegan, Secretary

Gentlemen:

By virtue of this letter, I hereby resign from the board of directors of TNS, Inc.  The board’s ill-advised actions during the past six months have had the effect of erasing over $150 million in shareholder value.  In what can only be interpreted as actions designed to entrench itself, the board has inexplicably rejected at least two credible offers for the company at prices well above the current trading price of the company’s stock.  The board has exacerbated its failure to accept these offers by making misleading statements and issuing inaccurate press releases.  Instead of maximizing shareholder value through a sale of the company at a significant market premium, the board’s flawed process has led to a significant decline in the company’s stock price.  I simply refuse to serve on a board that ignores its fiduciary duties to stockholders and squanders shareholder value in order to entrench itself.

While the missteps by this board are too numerous to detail, let me identify several of the more egregious ones.  Turning down management’s offer to acquire the company for $22 per share as not representing fair value, without any clear market check or otherwise fulfilling the most basic duties of care, was wholly improper.

Further, your characterization of management’s participation in the bidding process did not resemble the truth.  The company’s assertion in the October 10th press release that management did not provide evidence of financing of its bid is not truthful.  Pursuant to the board’s March 27th request, management delivered to the special committee copies of term sheets and competitive proposals from lenders and equity sponsors for the financing of management’s bid.  In fact, if there were any impediments to management’s bid, they were created by the special committee.  In March, the special committee repeatedly ordered management to cease all substantive discussions with our advisors and financial sponsors, cancelled their diligence efforts and, in effect, terminated our sponsors’ ability to finalize their financing of our bid.  The special committee’s May 1st rejection of the management bid did not cite financing as a concern.  The special committee shut down what ultimately would have been the best available offer for the company, representing more than a 50% premium to the current stock price.  The Board refers to this maneuver as an effort to “level the playing field” for other bidders; I see it as a destruction of shareholder value.

While it is true that Steve Graham subsequently asked if management would consider putting in another bid, my answer was always the same — the management group, which had never lost its financial support, would not bid against itself and would defer making another bid until the

Special Committee notified management of the terms of a competing offer.  Management would then have had the chance to present a topping bid; however, we were never given that opportunity.

When it became clear that the process for soliciting interest in competitive bids began to deteriorate, and that no bidder was likely to improve on management’s $22 per share offer, the board began to take action to entrench itself.  During this time, a number of shareholders contacted me expressing frustration and a desire to discuss whether the board should be replaced.  I expressed my view that if a majority of shareholders were to request a meeting of shareholders for the purpose of voting to remove the current board, I would have a duty to call a special meeting of shareholders.  As CEO at the time, I had the power to call a special meeting of stockholders.  Before I could take action to call a meeting of shareholders, the board preemptively removed me as CEO to specifically prevent me from calling a shareholder meeting where these issues could be discussed.  In fact, the process of removing me as CEO was so rushed that the board appointed Henry Graham as CEO without conducting an executive search or interviewing anybody else from outside the company.

As one of the largest individual shareholders in the Company holding, along with my family, collectively more than 7% of the outstanding stock of TNS, I believe the shareholders deserved the opportunity to be heard.  In contrast, the board whose members collectively own less than one half of 1% of the Company’s outstanding stock took action to prevent a discussion fundamental to all of the stockholders’ interests.

Throughout this process, the board’s communications with shareholders and with the market at large were misleading.  For example, the company’s August press release about my purported “retirement” was simply false.  In fact, no one had ever spoken to me about my retirement, and I had no interest in retiring.  The truth is that I had recently signed a four year contract, which I had every intention of fulfilling.  The board removed me as chairman and CEO because of the risk that I might call a shareholder meeting.

The company’s press release in which John Sponyoe stated that my replacement was “to reverse recent performance declines” is yet another example of the Board’s cavalier attitude towards the truth.  The Company’s performance under my leadership speaks for itself.  The quarter ending in June was the highest revenue quarter in the history of the company.  In addition, revenues for the first six months of 2006 were up almost 8% over the equivalent six months of last year, and cashflows continued to be strong.  However, the company’s difficulty in forecasting future results is the primary reason that I believe the company should be taken private.

These efforts to entrench the existing board continue today.  In addition to mischaracterizations about my termination of employment, the board misled shareholders by denying the existence of any firm offers.  When asked directly by several stockholders on the October 10th shareholder call whether the company received any firm offers to acquire the company, Steve Graham repeatedly denied that the company received a firm offer “at any price.” At a minimum, this denial was disingenuous and arguably false.  In fact, the company in September did indeed receive a firm offer for $18.25 per share from another bidder following the completion of thorough due diligence.  The $18.25 offer was fully-financed and subject only to three customary conditions: (1) the execution of a pre-negotiated merger agreement, (2) the approval by the bidder’s investment committee, which approval would be sought upon acceptance of the offer, and (3) reaching agreement with key management team members.  In my years of experience closing, numerous M&A transactions, this offer was about as unconditional as any I have ever seen.

The board is continuing to attempt to shackle me from seeking a fair offer for the company.  For example, in my termination letter, you “remind” me that “No further discussions take place between you and any third party, including stockholders of TNS, with respect to an acquisition of TNS or similar proposals, whether or not any such discussion was initiated by you or by a third party.”  This prohibition was initially put in place to make sure that my full time and attention was focused on running the business.  Yet this restriction was reiterated at the same time that you removed me from having any real responsibility for the business, and I am officially no longer involved in the day-to-day management of the business.  Accordingly, the current purpose of this restriction can only be to prevent me from making or otherwise supporting an offer for the company.  Once again, I regretfully must conclude that the board is elevating its own selfish best interests above these of the shareholders.

Pursuant to the applicable rules of the Securities and Exchange Commission, I hereby request that you publicly file and disclose this letter in a Form 8-K representing my disagreement with the board of directors relating to the company’s operations, policies and practices.

Sincerely,

/s/ John J. McDonnell, Jr.
John J. McDonnell, Jr.

cc:	Stephen X. Graham
John B. Denton
Jay E. Ricks
Henry H. Graham, Jr.